Joel I. Greenberg
+1 212 836 8201 office
joel.greenberg@kayescholer.com

250 West 55th Street
New York, NY 10019-9710
+1 212 836 8000 main
+1 212 836 8689 fax

May 7, 2015

Christina Chalk

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:                             Celestica Inc.

Schedule TO-I

Filed April 27, 2015

SEC File No. 5-55523

Dear Ms. Chalk:

On behalf of our client, Celestica Inc. (“Celestica”), we provide below Celestica’s response to your letter, dated April 28, 2015, relating to comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning Celestica’s Schedule TO-I. The information provided in response to the Staff’s comment letter has been supplied by Celestica. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Celestica’s Schedule TO-I.

For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed on EDGAR; and (ii) Amendment No. 1 to the Schedule TO-I as filed on EDGAR.

Schedule TO — Item 10. Financial Statements

1.                                      Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the tender offer on the Company is material. See Item 1010(b) of Regulation M-A. In this regard, we note that if the Purchase Price is US$11.70 (the minimum Purchase Price in the Offer), you would be purchasing 19.91% of the total issued and outstanding Shares.

Response: Celestica did not initially include information showing the pro-forma effect of the tender offer based on instruction 2 to Item 10 of Schedule TO, which states that financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class, as the Offer meets both clauses (a) and (b), and Celestica meets clause (c). However, after discussions with the Staff, Celestica has amended and supplemented its Schedule TO-I to provide such disclosure, and disseminated such disclosure to shareholders via press release; the press release is also being furnished in a Form 6-K and filed in Canada through SEDAR.

Offer to Purchase — Withdrawal Rights, page 13

2.                                      Refer to paragraph 5(d) regarding the extension of the Offer upon certain changes including an increase in price. Revise to clarify that you are referring to business days. See Rule 13e-4(f)(1)(ii).

Response: Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, and the Offer is therefore subject to Canadian and U.S. securities legislation and rules.  Paragraph 5(d) reflects a withdrawal right mandated by Canadian legislation under Section 98.1 (1) of the Securities Act (Ontario), which is expressed in terms of calendar days, not business days. Celestica acknowledges that under Rule 13e-4(f)(2)(i), withdrawal rights extend throughout the Offer (reflected in paragraph 5(a)), and that in the event of a price increase, the tender offer will be required to remain open for at least ten business days from the date of notice of such increase, consistent with the provisions of Rule 13e-4(f)(1)(ii). The latter requirement is addressed in paragraph 7 of the Offer to Purchase, “Extension and Variation of the Offer” (found on page 17), where Celestica discloses that subject to applicable law, it may vary the Offer, including an increase in price, and (emphasis added): “If the Corporation varies the terms of the Offer or a change occurs in the information concerning the Offer that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer, or if otherwise required by applicable Canadian or U.S. securities laws, the Corporation will extend the time during which the Offer is open to the extent required under such laws.”  As a result, Celestica respectively submits that the clarification requested would not be appropriate.

Extension and Variation of the Offer, page 16

3.                                      We note the disclosure at the top of page 17 that you have filed an exemptive relief application with securities regulators in Canada “to permit us to extend the Offer in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by the Corporation, without first taking up Shares which have been tendered ...” Please explain in your response letter, with a view to updated and expanded disclosure, the substance of the relief requested and what it would allow you to do.

Response: If all of the conditions to the Offer have been complied with or waived by the date the Offer is initially scheduled to expire but the Offer is undersubscribed, Celestica may wish to extend the Offer, which would be permitted by the terms of the Offer and Rule 13e-4.  However, under Section 98.3(4) of the Securities Act (Ontario), an issuer may not extend a tender offer (referred to as an “issuer bid”) under these circumstances unless the issuer first takes up all the securities validly tendered and not withdrawn at such initial expiration time (the “Take-up Requirement”).  The Take-up Requirement, however, is inconsistent with the provisions of Rule 13e-4, which, among other things, require an issuer to permit withdrawal rights throughout the period during which the offer remains open (including any extension periods), such that an issuer would be prohibited from taking up securities prior to the final expiration of the Offer.  As a result, and as noted in paragraph 7 as quoted above (and in paragraph 18 “Legal Matters and Regulatory Approvals” as well), “We have filed an exemptive relief application with securities regulatory authorities in Canada to permit us to extend the Offer, in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by us, without first taking up Shares which have been tendered (and not withdrawn) before the Offer was previously scheduled to expire.”  Thus the effect of the exemptive relief, if granted, would be to permit Celestica to extend the Offer under these circumstances in compliance with Rule 13e-4. If the exemptive relief application is not granted, Celestica would not be permitted to extend the Offer in the event the Offer is undersubscribed at the original Expiration Time; that possibility is disclosed in the Offer to Purchase immediately following the language quoted in the Staff’s comment above.

Celestica respectfully submits that this disclosure is a clear description of the substance of the relief requested, what it would permit Celestica to do if granted, and the consequences to Celestica if such relief is not granted.

Celestica acknowledges that:

•                                          Celestica is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Celestica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 836-8201 with any further questions or comments you may have.

Sincerely,

/s/ Joel I. Greenberg
Joel I. Greenberg

cc:                                Elizabeth L. DelBianco

Executive Vice President, Chief Legal and Administrative Officer

Celestica Inc.